Ivan K. Blumenthal | 212 692 6784 | ikblumenthal@mintz.com	Chrysler Center
666 Third Avenue
New York, NY 10017
212-935-3000
212-983-3115 fax
www.mintz.com

July 14, 2008

VIA EDGAR AND FEDEX

Tom Kluck, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Union Street Acquisition Corp.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed on June 5, 2008

File No. 001-33281

Dear Mr. Kluck:

On behalf of Union Street Acquisition Corp. (the “Company” or “Union Street”), we respond as follows to the Staff’s legal comments dated June 27, 2008 relating to the above-captioned Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A. Captions and page references herein correspond to those set forth in the Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, the enclosed copy of which has been marked with the changes from the original filing. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

General

1.

We note your revised disclosure on pages 20 and 85 in regards to events if the acquisitions are not consummated. Please disclose in the proxy, an estimate of the costs to consummate the acquisitions. In addition, please provide disclosure detailing the steps taken by the company to date to reach agreement with service providers on the deferral of fees. Elsewhere in the proxy, such as the MD&A section, please specifically describe the actual expenses, including current liabilities. Please discuss whether any expenses incurred by Union Street while pursuing a business combination will be paid out of the trust proceeds if the proceeds are released to the company. Finally, please disclose what effect, if any, these expenses will have upon liquidation if the acquisitions are not consummated.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 14, 2008

Response: We have revised the text in accordance with the Staff’s request to reflect the fact that the likely date of the shareholder vote will fall after August 9, 2008, and as such, in the event that the Acquisitions are not approved, this will not provide the Company an opportunity to pursue an alternative business combination Please see pages 20 and 90.

Did any of Union Street’s officers or directors purchase securities ..., page 18

2.

We note your revised disclosure in response to comment 13 of our letter dated May 26, 2008. Please briefly explain here and in more detail on page 68, the disclosure that “in light of the current market environment.” Also, discuss whether such purchases of the company’s common stock could be made with the intention to vote such shares in favor of the proposed acquisitions and as a result such purchases could influence the approval of the proposed acquisitions.

Response: We have revised the text in accordance with the Staff’s request. Please see pages 18 and 70.

What happens if the Acquisitions are not consummated?. page 20

3.

We note your response to comment 14 of our previous letter, and we note that Union Street will likely dissolve and liquidate if the Acquisitions are not consummated. Nevertheless, please disclose the amount of proceeds outside of the trust that have been spent in search of targets and the amount available for an additional search of targets.

Response: We have revised the text in accordance with the Staff’s request to reflect the fact that the likely date of the shareholder vote will fall after August 9, 2008, and as such, in the event that the Acquisitions are not approved, this will not provide the Company an opportunity to pursue an alternative business combination Please see pages 20 and 90.

Interests of Union Street Directors and Officers in the Acquisition, page 30

4.

We note your response to comment 19 of our previous letter and we reissue in part our prior comment. We note that if the acquisitions are completed, the company would continue to be managed by Messrs. Perfall, Burke and Fletchall. We also note that such individuals currently do not receive any compensation from the company, but would receive compensation after completion of the acquisitions. It appears that their potential executive compensation could be significant, and thus, would create a conflict of interest. Please include a related risk factor and revise the disclosure in the “Questions and Answers about the Proposals” section accordingly.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 14, 2008

Response: We have revised the text in accordance with the Staff’s request. Please see pages 15 and 50.

Summary Unaudited Pro Forma Condensed Consolidated Financial Information, page 40

5.

We note your response to prior comment 22. Please provide additional information supporting management’s representation that Cash Earnings is a non-GAAP performance measure. Based upon your adjustment for the annual cash tax savings, it would appear that the measure is a liquidity measure. Therefore, please provide a reconciliation of your Pro Forma Cash Earnings to Cash flows from continuing operations. Additionally, please tell us how you have complied with Item 10(e)(1)(ii)(E).

Response: We have revised the text in accordance with the Staff’s request and in a manner consistent with the conclusions reached on our conference call with Kevin Woody, Accounting Branch Chief, and Mark Rakip, Division of Corporate Finance of the Securities and Exchange Commission which occurred on Thursday, July 10, 2008. Representatives of Union Street participating on that call included Brian Burke and Matthew Fletchall and representatives of our independent registered public accounting firm included Patricia Baldowski and Yaakov Gaffney. While we continue to believe that Cash Earnings represents a performance measurement, our ability to reconcile it to cash flow is limited due to not having a full pro forma cash flow. As such we have eliminated the measurement in the proxy and noted the cash impact of the tax benefit in a footnote disclosure.

Background of the Acquisitions, page 71

6.	We note your response to comment 27 of our previous letter. Because you have not named the specific representatives we reissue that comment.

Response: We have revised the text in accordance with the Staff’s request. Please see page 74.

7.

We note the disclosure on page 73 that “Union Street also entered four separate finder fee or merger and acquisition advisory fee arrangements with third party advisors over the course of the period.” Please name the parties to these agreements and disclose the principal terms of the agreements. Please discuss the services that such persons provided and disclose the fees paid or to be paid, if any, to such persons for these services.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 14, 2008

Response: We have revised the text in accordance with the Staff’s request. Please see page 76.

Target Companies Considered, page 74

8.

We note your response to comment 31 of our previous letter and we reissue in part our prior comment. Please disclose when Union Street’s management first contacted and/or met with Archway’s leadership in regards to a potential business combination between Archway and Union Street.

Response: We have revised the text in accordance with the Staff’s request. Please see page 78.

Compensation of Archway and Razor Executives, page 107

9.	Please revise your Archway and Razor executive biographies to include age and public company directorships currently held, if any.

Response: We have revised the text in accordance with the Staff’s request to include the ages of such executives. None of such executives currently hold any public company directorships.

10.

Please provide a more fulsome disclosure of the objectives of Archway and Razor’s executive compensation plans, including a discussion of what each compensation program is designed to reward. Also, please specifically discuss how each compensation element and the decisions regarding that element fit into the overall compensation objectives and affect decisions regarding other elements for each company.

Response: We have revised the text in accordance with the Staff’s request, noting that any additional specific disclosure would create a competitive threat to the business.

11.	We note Archway and Razor executive base salaries are determined, in part, by referencing “industry comparables.” Please revise each relevant section to disclose the specific companies referenced.

Response: We have revised the text in accordance with the Staff’s request. Industry comparables was a term used to describe general demand for executives and related salaries in the respective employment markets. We have deleted the reference to industry comparables and included the reference and employment market conditions on page 113.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 14, 2008

Cash Bonuses, page 109

12.

We note EBITDA is a primary performance metric used to determine Archway’s incentive bonuses. Please revise to disclose Archway’s 2008 EBITDA incentive bonus threshold, including a discussion of how difficult it will be to meet said threshold.

Response: We have revised the text in accordance with the Staff’s request. We believe further disclosure of specifics as to why this level is appropriate or forecasting it’s probability beyond previous disclosures would put the company at a competitive disadvantage in the marketplace.

13.

Please clarify how “individual performance” is measured as the phrase is used in the third full paragraph on page 109 and in the seventh full paragraph on page 112. If individual performance is based on individual goals and objectives, please disclose those criteria and provide a discussion of how those performance measures impacted the 2007 bonus amounts paid.

Response: We have revised the text in accordance with Staff’s request. We believe further disclosure of specific performance criteria or how the individuals scored would put the company at a competitive disadvantage in the marketplace.

Cash Bonuses, page 112

14.	Please disclose the specific 2007 metric targets used to measure company performance, the actual performance results, and how those results impacted the bonus amounts paid.

Response: We have revised the text in accordance with the Staff’s request. We believe further disclosure of specific performance criteria or how the individuals scored would put the company at a competitive disadvantage in the marketplace.

Management’s Discussion and Anal sis of Financial Condition and Results of Operations of Archway

Recent Accounting Pronouncements, page 124

15.

Please update your discussion of the impact of adopting SFAS 157 and SFAS 159, as these pronouncements were adopted as of January 1, 2008 and thus three months of results are impacted by these new pronouncements. Please revise accordingly the corresponding MD&A section of Razor.

Response: We have revised the text in accordance with the Staff’s request. Please see pages 130 and 138.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 14, 2008

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Month Period Ended March 31, 2008

Assuming No Conversion

Note H, page 158

16.

We note your response to prior comment 50 and reissue the comment in part. It does not appear that the reversal of the stock compensation expense is directly attributable to the acquisition of Archway by Union Street. Please exclude this adjustment from your pro forma statements of operations for the three months ended March 31, 2008 and the year ended December 31, 2007.

Response: The elimination of stock compensation expense has been included as a pro-forma adjustment since the stock options that brought rise to this expense will be cancelled as of the acquisition date which is the first date of the pro forma period. As such this adjustment is directly attributable to the acquisition of Archway by Union Street. At this time the details of the Union Street stock compensation plan or the participants have not been determined. Based on the foregoing we have retained the adjustment related to the reversal of stock compensation expense in the Unaudited Pro Forma Condensed Consolidated Financial Statements. We believe this conclusion is consistent with the discussions during our conference call with Kevin Woody, Accounting Branch Chief, and Mark Rakip, Division of Corporate Finance of the Securities and Exchange Commission which occurred on Thursday, July 10, 2008. Representatives of Union Street participating on that call included Brian Burke and Matthew Fletchall and representatives of our independent registered public accounting firm included Patricia Baldowski and Yaakov Gaffney.

Pro Forma Condensed Consolidated Balance Sheet

Notes to Unaudited Pro Forma Condensed Combined Financial Statements Assuming No Conversion

Note 8, page 164

17.

We note that you are amortizing customer lists on a straight-line basis over an estimated useful life of 20 years. Please provide to us Archway’s analysis supporting the appropriateness of the estimated useful life and amortization method.

Response: We have revised the text in accordance with the Staff’s request to clarify that there have been no pro forma adjustments to the Archway intangible assets in a manner consistent with the conclusions reached on our conference call with Kevin Woody, Accounting Branch Chief, and Mark Rakip, Division of Corporate Finance of the Securities and Exchange Commission which occurred on Thursday, July 10, 2008. Representatives of Union Street participating on that call included Brian Burke and Matthew Fletchall and representatives of our independent registered public accounting firm included Patricia Baldowski and Yaakov Gaffney. Please see revised Note 8 on page 170.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 14, 2008

Union Street Acquisition Corp.

Unaudited Financial Statements

Notes to Financial Statements

Note A – Basis of Presentation, page F-8

18.	Please revise your disclosures to exclude references to your annual report on Form 10-K for the year ended December 31, 2007.

Response: We have revised the text in accordance with the Staff’s request.

Archway Marketing Services, Inc.

Financial Statements

Statements of Operations, page F-42

19.

We note your response to prior comment 59, as well as the additional disclosure within Note A, and reissue the comment. On page 116 within “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Archway – Overview,” you note, “[R]eimbursable freight has... a direct correlation with revenue as any change in reimbursable freight will have a corresponding impact on revenue.” Further, page 122 notes, “Archway generally accounts for shipping and related transportation costs by recording the charges that are invoiced to customers as revenue, with the corresponding cost recorded as an operating expense.” Therefore, on the Statements of Operations for Archway please present revenues generated from reimbursable expenses separately from other revenues earned by Archway. Please revise accordingly Archway’s statement of operations for the three months ended March 31, 2008.

Response: We have revised the text in accordance with the Staff’s request to more fully describe the nature of freight costs and associated revenue in a manner consistent with the conclusions reached on our conference call with Kevin Woody, Accounting Branch Chief, and Mark Rakip, Division of Corporate Finance of the Securities and Exchange Commission which occurred on Thursday, July 10, 2008. Representatives of the Union Street participating on that call included Brian Burke and Matthew Fletchall and representatives of our independent registered public accounting firm included Patricia Baldowski and Yaakov Gaffney.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 14, 2008

Form 8-K filed June 23, 2008

20.

Please revise your Schedule 14A to disclose the material terms of the “Argenbright Agreement” and “Letter Agreement,” both of which were entered into on June 23, 2008 and were discussed in the 8-K of the same date. Furthermore, please provide the specific business purpose for each agreement, including a discussion of why the consummation of the proposed acquisitions is uncertain, whether the company is currently negotiating with alternative targets, and, if so, whether any of those targets are related parties.

Response: We have revised the text in accordance with the Staff’s request.

Please do not hesitate to contact me directly should you require any further information with respect to this filing.

Sincerely,
/s/ Ivan K. Blumenthal
Ivan K. Blumenthal, Esq.
cc:	A. Clayton Perfall, Chairman, Chief Executive Officer and President Union Street Acquisition Corp.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON